EXHIBIT 12

FERRO CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	2013	2012	2011	2010	2009
	(Dollars in thousands)
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$95,671	$(266,273)	$18,138	$35,516	$(4,566)
Add:
Fixed charges	28,860	28,884	28,748	44,382	64,016
Amortization of capitalized interest	227	844	551	98	92
Distributed income of equity investees	1,509	1,336	1,146	603	700
Less:
Capitalized interest	917	1,569	913	1,009	1,607

Total Earnings	$125,350	$(236,778)	$47,670	$79,590	$58,635

Fixed Charges:

Interest expense and capitalized interest, including amortization of discounts and capitalized expenses on debt	$28,250	$28,030	$28,103	$43,809	$62,865

Estimate of the interest within rental expense	610	854	645	573	1,151

Total Fixed Charges	$28,860	$28,884	$28,748	$44,382	$64,016

Preference security dividend requirements	—	—	336	2,154	767

Total Combined Fixed Charges & Preference Dividends	$28,860	$28,884	$29,084	$46,536	$64,783

Ratio of Earnings to Fixed Charges	4.34	—	1.66	1.79	—

Ratio of Earnings to Combined Fixed Charges & Preference Dividends	4.34	—	1.64	1.71	—

Note:

Total earnings were insufficient to cover the fixed charges by $265.7 million and $5.4 million and were insufficient to cover the combined fixed charges by $265.7 million and $6.1 million for the years ended December 31, 2012 and 2009, respectively. Accordingly, such ratios are not presented.

Fixed charges are equal to interest expense (including amortization of deferred financing costs and costs associated with the Company’s asset securitization program), plus the portion of rent expense estimated to represent interest. Costs associated with the Company’s asset securitization program were $0.6 million, $1.3 million, $1.5 million, $2.3 million and $3.4 million in the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.